LUDA TECHNOLOGY GROUP LIMITED

VIA EDGAR

February 21, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Evan Ewing and Jay Ingram

Re:	Luda Technology Group Limited
Registration Statement on Form F-1
Filed December 6, 2024, as amended
File No. 333-283680

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Luda Technology Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on February 26, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Ma Biu
Ma Biu
Chief Executive Officer

cc:	Loeb & Loeb LLP
VC Law LLP